SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated June 3, 2008
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X

Enclosure: Press release –
ANGLOGOLD ASHANTI LIMITED FILES ITS 2007 ANNUAL
REPORT ON FORM 20-F WITH THE SEC ON MAY 19, 2008

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 – Share Code: ANG \ CUSIP Number: 035128206 – Share Code: AU
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
ANGLOGOLD ASHANTI LIMITED FILES 2007 ANNUAL REPORT ON FORM 20-F

AngloGold Ashanti Limited (NYSE: AU) filed with the Securities and Exchange Commission (SEC), its annual report on Form 20-F for the year ended December 31, 2007 on May 19, 2008. The website addresses, from which AngloGold Ashanti’s annual report on Form 20-F can be accessed are:
http://www.sec.gov/Archives/ed`gar/data/1067428/000120561308000079/aga_20f.htm

and
http://www.anglogoldashanti.co.za/Reports/Form+20-F.htm

AngloGold Ashanti’s shareholders, including holders of American Depositary Shares may receive hard copies of its annual report on Form 20-F, which contains the most recent audited consolidated financial statements, free of charge upon request. Such request should be made to either:

AngloGold Ashanti Limited
OR
AngloGold Ashanti North America Inc.
76 Jeppe Street
7400 E. Orchard Road
Newtown
Suite 350
2004
Greenwood Village, CO 80111
South Africa
United States

Telephone: +27 11-637-6128
Telephone: +1 303-889-0753
Fax: +27 11-637-6677
Fax: +1 303-889-0707
Email: leatwell@anglogoldashanti.com
Email: MPatterson@AngloGoldAshantiNA.com

Johannesburg, South Africa

3 June 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: June 03, 2008
By: /s/ L Eatwell________
Name:  L EATWELL
Title:    Company Secretary